Filed Pursuant to Rule 433
Registration Statement No. 333-204870
Pricing Term Sheet
September 9, 2015

PRICING TERM SHEET
Dated September 9, 2015
AMTRUST FINANCIAL SERVICES, INC.
$125,000,000 aggregate principal amount of
7.50% Subordinated Notes due 2055
(the “Offering”)

The information in this pricing term sheet relates only to the Offering and should be read together with the preliminary prospectus supplement dated September 9, 2015 to the prospectus dated June 11, 2015, relating to the Offering, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information contained therein. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	AmTrust Financial Services, Inc.
Expected Rating (A.M. Best)*:	bbb-
Title of Securities:	7.50% Subordinated Notes due 2055 (the “Notes”)
Aggregate Principal Amount of Notes Offered:	$125,000,000
Over-allotment Option:	$18,750,000, exercisable for 30 days following September 9, 2015
Trade Date:	September 9, 2015
Settlement Date:	September 16, 2015 (T+5)
Maturity Date:	September 15, 2055
Interest Rate:	7.50% per annum, accruing from the Settlement Date
Interest Payment Dates:	Each March 15, June 15, September 15 and December 15, commencing on December 15, 2015
Interest Payment Record Dates:	Each March 1, June 1, September 1 and December 1, commencing on December 1, 2015
Price to Public:	100% of the principal amount plus accrued interest, if any, from the Settlement Date
Underwriting Discount:	3.15%
Net Proceeds (before expenses) to Issuer:	$121,062,500 (excluding any exercise of the Over-allotment Option)
Optional Redemption:
On and after September 16, 2020, or on any interest payment date thereafter, the Notes may be redeemed in $25 increments at the Issuer’s option, for cash, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to, but not including, the date of redemption.

Subordination:
The Notes will be subordinated unsecured obligations and will rank (i) senior in right of payment to any of the Issuer’s existing and future junior subordinated debt, (ii) equally in right of payment with any of the Issuer’s existing and future unsecured, subordinated debt that ranks equally with the Notes, including the Issuer’s 7.25% subordinated notes due 2055 with an aggregate principal amount outstanding of $150 million, and (iii) subordinate in right of payment to any of the Issuer’s existing and future senior debt, including amounts outstanding under the Issuer’s $350 million syndicated credit facility and £235 million letter of credit facility. In addition, the Notes will be structurally subordinated to all existing and future indebtedness, liabilities and other obligations of the Issuer’s subsidiaries, and certain of the Issuer’s other obligations.

Denominations:	$25 and integral multiples of $25 in excess thereof
Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange under the symbol “AFST”.
CUSIP/ISIN:	032359 853/US0323598534
Joint Book-Running Managers:	Morgan Stanley & Co. LLC Wells Fargo Securities, LLC Keefe, Bruyette & Woods, Inc.
Co-Managers:	RBC Capital Markets, LLC William Blair & Company, L.L.C. JMP Securities LLC Compass Point Research & Trading LLC
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
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This material is for your information only and is not intended to be used by anyone other than you. This information does not purport to be a complete description of these securities. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at (866) 718-1649, Wells Fargo Securities, LLC at (800) 645-3751 or Keefe, Bruyette & Woods, Inc. at (800) 966-1559.